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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-37403

THE STARS GROUP INC.
(Translation of registrant's name into English)

200 Bay Street
South Tower, Suite 3205
Toronto, Ontario, Canada
M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        On April 17, 2019, in connection with the 2019 Annual Meeting of Shareholders of The Stars Group Inc. (the "Company") to be held on May 15, 2019 (the "Annual Meeting"), the Company filed on SEDAR at www.sedar.com its (i) Notice of Annual Meeting of Shareholders and Management Information Circular, dated April 12, 2019 (the "2019 Information Circular"), (ii) Forms of Proxy for the Annual Meeting (the "Proxies"), and (iii) Voting Instruction Forms for the Annual Meeting (the "VIFs"). On the same date, the Company also issued a news release (the "Release") announcing, among other things, details regarding the Annual Meeting and the earnings release date for its financial results for the first quarter ended March 31, 2019.

        Copies of the 2019 Information Circular, Proxies, VIFs and Release are each attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.

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 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.
Date: April 17, 2019	By:	/s/ Brian Kyle
		Name:	Brian Kyle
		Title:	Chief Financial Officer

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 EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual Meeting of Shareholders and Management Information Circular, dated April 12, 2019
99.2	Forms of Proxy for the Annual Meeting
99.3	Voting Instruction Forms for the Annual Meeting
99.4	News Release, dated April 17, 2019

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SIGNATURES
EXHIBIT INDEX